Exhibit 12a

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					September 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,570	$133,806	$137,021	$210,701	$189,860	$55,035
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(4,105)
Equity in loss of equity method
investments	-	458	435	186	296	156
Minority interest in losses of majority
owned subsidiaries	-	(125)	(37)	(1,468)	(612)	(348)
Supplemental fixed charges, as below	72,208	72,496	74,800	75,800	86,818	67,784
Total earnings, as defined	$201,835	$201,938	$211,382	$282,103	$274,742	$118,522

Fixed charges, as defined:
Interest charges	$60,761	$60,677	$62,975	$63,339	$75,305	$61,488
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	7,891	8,445	8,313	8,886	8,142	3,168
Rental interest factor	982	801	955	1,036	1,587	1,535
Total fixed charges	$69,634	$69,923	$72,243	$73,261	$85,034	$66,191

Supplemental increment to fixed
charges*	2,574	2,573	2,557	2,539	1,784	1,593

Total supplemental fixed charges	$72,208	$72,496	$74,800	$75,800	$86,818	$67,784

Supplemental ratio of earnings to fixed
charges	2.80x	2.79x	2.83x	3.72x	3.16x	1.75x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.